UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021.

Commission File Number 333-248876

WUNONG NET TECHNOLOGY COMPANY LIMITED

(Translation of registrant’s name into English)

Mr. Xiaogang Qin, Chief Executive Officer

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Previous independent registered public accounting firm

On May 24, 2021, Wunong Net Technology Company Inc. (the “Company” or “we”) dismissed Friedman LLP (“Friedman”) as its independent registered public accounting firm. The reports of Friedman on our financial statements for the past fiscal years ended December 31, 2019 and December 31, 2018 contained no adverse opinion or a disclaimer of opinion and was not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors (“Board of Directors”) on May 24, 2021.

During our fiscal years ended December 31, 2019 and December 31, 2018 and through the date of this report, we have had no disagreements with Friedman, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal years ended December 31, 2019 and December 31, 2018 and through the date of this report on Form 6-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Friedman, with a copy of this disclosure before the filing was made with the Securities and Exchange Commission (“SEC”). We requested that Friedman, provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements. When we receive the letter from Friedman, we shall file a copy of that letter as an exhibit to an amendment to this current report.

New independent registered public accounting firm.

Effective May 24, 2021, the Company engaged Audit Alliance LLP (“AAL”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with AAL regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection AAL as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2021	WUNONG NET TECHNOLOGY COMPANY LIMITED

	By:	/s/ Xiaogang Qin
	Name:	Xiaogang Qin
	Title:	Chief Executive Officer